

ATCO

G R O U P

Corporate Office



04036378

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

August 10, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- ♦ Corporation's Form 1, filed August 10, 2004 for symbol CU
- ♦ Corporation's Form 1, filed August 10, 2004 for symbol CU.X
- ♦ Corporation's Form 1, filed August 10, 2004 for symbol CU.PR.T
- ♦ Corporations' Form 1, filed August 10, 2004 for symbol CU.PR.V
- ♦ Corporation's Form 1, filed August 10, 2004 for symbol CU.PR.D
- ♦ Corporation's Form 1, filed August 10, 2004 for symbol CU.PR.A
- ♦ Corporation's Form 1, filed August 10, 2004 for symbol CU.PR.B
- ♦ Insider Report, filed August 10, 2004 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Leslie Lawson
Corporate Secretarial Administrator

Encl.

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	07/01/2004 - 07/31/2004

Summary

Issued & Outstanding Opening Balance :	41,157,768	As at :	07/01/2004

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Other Issuances and Cancellations	-8,500

Issued & Outstanding Closing Balance :	41,149,268

Stock Option Plan

Stock Options Outstanding Opening Balance:	910,200	As at :	07/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/31/2004	N			14,700	

Filer's comment
One-time adjustment for expired stock options.

Totals		0	0	14,700	0

Stock Options Outstanding Closing Balance:	895,500	As at :	07/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/31/2004	Issuer Bid	-8,500
Totals		-8,500

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	08/10/2004 16:14:51
Last Updated:	08/10/2004 16:13:00

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Canadian Utilities Limited
Symbol :   CU.X
Reporting Period: 07/01/2004 - 07/31/2004

Summary

Issued & Outstanding Opening Balance :	22,192,117	As at :	07/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	22,192,117

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	08/10/2004 16:15:32
Last Updated:	08/10/2004 16:15:23

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	07/01/2004 - 07/31/2004

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	07/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	2,277,675

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	08/10/2004 16:16:24
Last Updated:	08/10/2004 16:16:12

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	07/01/2004 - 07/31/2004

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	07/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	2,146,730

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	08/10/2004 16:17:05
Last Updated:	08/10/2004 16:16:53

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	07/01/2004 - 07/31/2004

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	07/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	635,700

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	08/10/2004 16:17:39
Last Updated:	08/10/2004 16:17:33

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Canadian Utilities Limited
Symbol :   CU.PR.A
Reporting Period: 07/01/2004 - 07/31/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	07/01/2004	

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	08/10/2004 16:18:13
Last Updated:	08/10/2004 16:18:08

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Canadian Utilities Limited
Symbol :   CU.PR.B
Reporting Period: 07/01/2004 - 07/31/2004

Summary

Issued & Outstanding Opening Balance :   6,000,000   As at :   07/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations   0

Issued & Outstanding Closing Balance :   6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Leslie Ann Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com
Submission Date: 08/10/2004 16:18:55
Last Updated: 08/10/2004 16:18:48

Insider transaction detail - View details for issuer

2004-08-10 16:45 ET

Transactions sorted by : Insider
Issuer name : Canadian Utilities Limited (Starts with)
Filing date range : August 1, 2004 - August 10, 2004

Issuer name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of securities	Closing balance of equivalent number or value of underlying securities

Insider name: Canadian Utilities Limited

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class A

| 300683 | 2004-07-09 | 2004-08-09 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +8,500 | 52.9600 | 8,500 | | | | | | |

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
300686	2004-07-09	2004-08-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-8,500		0						